Filed pursuant to Rule 433

Registration Nos. 333-122306-01,

333-29013-01,

333-108138-01

FINAL TERM SHEET

February 13, 2006

Issuer	Vornado Realty L.P.

Title of Designated Securities	5.60% Notes due 2011

Aggregate Principal Amount	$250,000,000

Maturity	February 15, 2011

Interest Rate	5.60%

Interest Payment Dates	February 15 and August 15, beginning on August 15, 2006

Optional Redemption	The Company may redeem some or all of the Notes at any time and from time to time at a redemption price equal to the sum of (a) 100% of the aggregate principal amount of the Notes being redeemed, (b) accrued but unpaid interest, if any, to the redemption date and (c) the Make-Whole Amount (as defined in the Issuer’s Prospectus Supplement, dated February 13, 2006, to the Prospectus, dated February 3, 2005). “Reinvestment Rate,” as used in the determination of Make-Whole Amount, means .20% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the Notes being redeemed.

Public Offering Price	99.906%

Net Proceeds to Issuer	$248,265,000.00 (before expenses)

Settlement Date	February 16, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter participating in this offering will arrange to send you the prospectus. You may request the prospectus by contacting any of the representatives of the underwriters at their respective phone numbers and/or e-mail address below:

Banc of America Securities LLC: 1-800-294-1322; or e-mail dg.prospectus_distribution@bofasecurities.com

Citigroup Global Markets Inc.: 1-877-858-5407

Deutsche Bank Securities Inc.: 1-800-503-4611